Exhibit 99.9

NICE Actimize Positioned as Intelligent Fraud Detection Leader
by GigaOm, Achieving Highest Possible Scores in Ten Categories

NICE Actimize received highest possible scores in data management, machine learning types and lifecycle, fraud types, design & management, tool interface, and partner network & customization

Hoboken, N.J., April 28, 2022 – NICE Actimize, a NICE business (Nasdaq: NICE) today announced that it has been positioned as a Leader and Fast Mover in intelligent fraud detection by GigaOm, a leading global research and advisory firm. Positioning NICE Actimize as a Leader in its recent report titled, "GigaOm Radar for Intelligent Fraud Detection in Financial Transactions," the report also showed NICE Actimize as the singular, high-scoring platform-focused provider, with GigaOm’s “Platform Play” report axis designed to display a broader platform focus and commitment to a stronger feature set. To download a complimentary copy of the report, please click here.

NICE Actimize received the highest scores possible in seven out of eight areas in the Key Criteria category and the highest scores possible across three relevant areas in the Deployment Model category, highlighting its strengths in SaaS and Public Cloud. In the Key Criteria category, NICE Actimize's IFM-X Enterprise Fraud solution received the highest score possible in data management, machine learning types, machine learning lifecycle, fraud types, design & management, tool interface, and partner network & customization.

Stated Michael Azoff, GigaOm analyst and author of the report, “NICE Actimize is a major technology company specializing in financial crime and compliance and its end-to-end IFM-X enterprise fraud management platform continues to offer powerful capabilities in anti-fraud; it performed exceptionally well in our analysis and was rated inside the Leader circle.”

Within NICE Actimize's vendor profile, the GigaOm Intelligent Fraud Detection report stated, “The breadth of technology brought to bear is outstanding, from combining data feeds out of the integrated marketplaces, to building models by combining rules, ML, and advanced analytics. NICE Actimize can model one of the broadest ranges of fraud types on the market. NICE Actimize has a significant market footprint which, combined with its wide range of external data feed services, gives it high visibility into fraud patterns across clients globally.”

“NICE Actimize is dedicated to infusing advanced analytics across the entire client risk lifecycle,” said Craig Costigan, CEO, NICE Actimize. “Our solutions provide access to a wide variety of data sources for a comprehensive understanding of customers and their associated risk, making our fraud solutions industry leaders. Our innovative, flexible fraud platform leverages artificial intelligence-based solutions to meet the challenges of the ever-changing fraud landscape while lowering total cost of ownership.”

The GigaOm report also noted, “NICE Actimize leverages collective intelligence from across the industry using federated learning to create model features and further optimize models; as well as ascertain new and emerging threats across their client portfolio. Furthermore, this broad set of collective intelligence fuels industry trained models, that provide coverage and value to a client on day one. These models are re-trained over time based on client live data streams. NICE Actimize with its broad coverage is able to provide a cross-industry view of risk through easy-to-use dashboards, so fraud detection leaders can benchmark against trends as well as adapt to new potential threats.”

Additional assets:
•	For NICE Actimize's IFM-X Enterprise Fraud platform, please click here.
•	For NICE Actimize New Account Fraud, please click here.
•	For the NICE Actimize X-Sight Marketplace financial crime ecosystem, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.